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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           COLLAGEN AESTHETICS, INC.
                           (NAME OF SUBJECT COMPANY)

                               INAMED CORPORATION
                         INAMED ACQUISITION CORPORATION
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                        PREFERRED SHARE PURCHASE RIGHTS
                        (TITLE OF CLASSES OF SECURITIES)

                                   194194106
                    (CUSIP NUMBER OF CLASS OF COMMON STOCK)

                              ILAN K. REICH, ESQ.
                                   PRESIDENT
                               INAMED CORPORATION
                          1120 AVENUE OF THE AMERICAS
                                   SUITE 4000
                            NEW YORK, NEW YORK 10036
                                 (212) 626-6800
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                            LAWRENCE LEDERMAN, ESQ.
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                           ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                   $166,545,583                                          $33,309
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. Based upon 8,592,359 shares of common stock, par value $.01 per share, of Collagen Aesthetics, Inc. outstanding on June 30, 1999, plus the number of Shares issuable upon the exercise of all outstanding options and warrants.
** The fee, calculated in accordance with Rule 0-11(d) of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None                     Filing Party: Not applicable
Form or Registration No.: Not applicable         Date Filed: Not applicable

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

                                     14D-1

    CUSIP NO. 194194106

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON
           Inamed Corporation
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS
           00
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                     14D-1

    CUSIP NO. 194194106

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON
           Inamed Acquisition Corporation
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCES OF FUNDS
           00
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

     This Schedule 14D-1 Tender Offer Statement relates to the offer by Inamed Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Inamed Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Collagen Aesthetics, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Amended and Restated Preferred Share Rights Agreement, dated as of May 6, 1999, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $16.25 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively. Purchaser has been formed by Parent in connection with the Offer and the transactions contemplated thereby.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Collagen Aesthetics, Inc. The address of the Company's principal executive offices is 1850 Embarcadero Road, Palo Alto, California 94303.

     (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase (including note (a) thereto), which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed on behalf of Parent and Purchaser for purposes of the Schedule 14D-1. Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser"), and Schedule I (Directors and Executive Officers of Parent and Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, none of Parent or Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers of Parent and Purchaser) of the Offer to Purchase (including note (a) thereto), which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule I (Directors and Executive Officers of Parent and Purchaser) of the Offer to Purchase (including note (a) thereto), which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 10 ("Background of the Offer; Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations"),
Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

     (e) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  --  Offer to Purchase, dated August 4, 1999.

(a)(2)  --  Letter of Transmittal.

(a)(3)  --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees.

(a)(4)  --  Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees.

(a)(5)  --  Notice of Guaranteed Delivery.

(a)(6)  --  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

(a)(7)  --  Text of press release issued by Parent on August 2, 1999.

(a)(8)  --  Text of press release issued by the Company on August 2, 1999.

(a)(9)  --  Text of press release issued by Parent on August 4, 1999.

(a)(10) --  Form of Summary Advertisement dated August 4, 1999.

(b)(1)  --  Commitment Letter, dated as of July 23, 1999, from Cerberus Capital
            Management, L.P.

(b)(2)  --  Amendment to Commitment Letter, dated July 30, 1999, from Inamed
            Corporation and acknowledged and confirmed by Cerberus Capital Management, L.P.

(c)(1)  --  Agreement and Plan of Merger, dated as of July 31, 1999, by and among the Company, Purchaser and Parent.

(c)(2)  --  Confidentiality Agreement, dated as of April 23, 1999, between the
            Company and Parent.

(d)      --  Not applicable.

(e)      --  Not applicable.

(f)      --  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999

                                          INAMED CORPORATION

                                          By:       /s/ ILAN K. REICH

                                            ------------------------------------
                                            Name: Ilan K. Reich
                                            Title: President

                                          INAMED ACQUISITION CORPORATION

                                          By:       /s/ ILAN K. REICH

                                            ------------------------------------
                                            Name: Ilan K. Reich
                                            Title: President

                                 EXHIBIT INDEX

(a)(1)    --  Offer to Purchase, dated August 4, 1999.
(a)(2)    --  Letter of Transmittal.
(a)(3)    --  Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees.
(a)(4)    --  Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees.
(a)(5)    --  Notice of Guaranteed Delivery.
(a)(6)    --  Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(7)    --  Text of press release issued by Parent on August 2, 1999.
(a)(8)    --  Text of press release issued by the Company on August 2,
              1999.
(a)(9)    --  Text of press release issued by Parent on August 4, 1999.
(a)(10)   --  Form of Summary Advertisement dated August 4, 1999.
(b)(1)    --  Commitment Letter, dated as of July 23, 1999, from Cerberus
              Capital Management, L.P.
(b)(2)    --  Amendment to Commitment Letter, dated July 30, 1999, from
              Inamed Corporation and acknowledged and confirmed by Cerberus Capital Management, L.P.
(c)(1)    --  Agreement and Plan of Merger, dated as of July 31, 1999, by and among the Company, Purchaser and Parent.
(c)(2)    --  Confidentiality Agreement, dated as of April 23, 1999, between the Company and Parent.
(d)       --  Not applicable.
(e)       --  Not applicable.
(f)       --  Not applicable.